Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of the Company as of December 31, 2023:

Subsidiary Legal Name	State or other Jurisdiction of Incorporation or Organization
Atara Biotherapeutics Australia Pty. Ltd.	Australia
Atara Biotherapeutics Ireland Limited	Ireland
Atara Biotherapeutics Switzerland GmbH	Switzerland